1290 Avenue of the Americas

New York, NY 10104

Robert Negron, Jr.

Senior Director & Counsel

212-314-2830(Tel.)

212-707-1900(Fax)

December 5, 2013

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	MONY Life Insurance Company of America (“Company”)

MONY America Variable Account K

Initial Registration Statements on Form N-6

File Nos. 333-191149, and 333-191150, and 811-22886

Dear Ms. White:

On September 13, 2013, we filed initial Registration Statements on Form N-6 describing MONY America’s plan to transfer the assets related to Incentive Life Legacy I and II and Corporate Sponsored Variable Universal Life Insurance (“CSVUL”) policies from to MONY America Variable Account L to MONY America Variable Account K. On November 12, 2013, we received written comments on this filing from you. We are providing responses to those comments below. We intend to file a pre-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	General Comments

Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

Response

The EDGAR class identifier for the contract identified on the front cover page of the prospectus as “Incentive Life Legacy” has been revised to be consistent with that identification. With respect to the other contracts associated with the above-referenced filings, both the EDGAR class identifier and the front cover page of the prospectus use the names “Incentive Life Legacy II” and “Corporate Sponsored Variable Universal Life.”

2.	Supplement Dated December 31, 2013

Please expand your disclosure to explain why “MONY America determined that it would be more administratively and operationally efficient to transfer its variable life policies not covered by [its reinsurance] . . . agreement with Protective Life . . . to a new separate account.”

Response

We would note that the disclosure set forth in the Supplement dated December 31, 2013 is substantially similar to disclosure contained in prospectus supplements relating to a similar transaction involving Reg. Nos. 333-182795 and 811-22651 and Reg. Nos. 333-182796 and 811-22651, with regard to AXA Equitable Life Insurance Company moving certain contract assets from its Separate Account No. 49 to its newly established separate account Separate Account No. 70. That transaction was the subject of filings with the Commission which were commented on by the Staff and declared effective on October 16, 2012. That said, we have added disclosure to indicate that the administrative and operational efficiencies gained by the transfer result from the fact that the policies that are not subject to the agreement with Protective Life will not be serviced by Protective Life going forward. We believe our disclosure, now even further enhanced, fully informs our contract owners as to the purpose of the transaction.

3.	Item 24. Financial Statements and Exhibits

Please provide Powers of Attorney that relate specifically to the filings. See Rule 483(b) of the Securities Act of 1933.

Response

The Powers of Attorney that relate specifically to the filings are included in the pre-effective amendment for each filing.

4.	Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response

Any financial statements, exhibits, and other required disclosure not included in this registration statement will be filed in a pre-effective amendment to the registration statement.

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Robert Negron, Jr.
Robert Negron, Jr.

Cc: Christopher E. Palmer, Esq.

MONY Life Insurance Company of America

SUPPLEMENT DATED DECEMBER 31, 2013 TO THE CURRENT PROSPECTUSES FOR

..   INCENTIVE LIFE LEGACY(R)
..   INCENTIVE LIFE LEGACY(R) II

--------------------------------------------------------------------------------

This supplement modifies certain information in the above-referenced prospectuses, supplements to prospectuses and statement of additional information ("together the "Prospectus"), offered by MONY Life Insurance
Company of America ("MONY America"). You should read this supplement in conjunction with your Prospectus and retain it for future reference. This supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged.
The terms we use in this Supplement have the same meaning as in your
Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact our Administrative Office referenced in your Prospectus.

AXA Financial Inc. and Protective Life Insurance Company ("Protective Life")
recently entered into an agreement involving the reinsurance of certain policies issued by MONY Life Insurance Company of America (a wholly-owned indirect subsidiary of AXA Financial, Inc.). Your policy to which the
Prospectus relates was not covered by the agreement with Protective Life and, therefore, will not be serviced by Protective Life going forward. As such, MONY
America determined that it would be more administratively and operationally efficient to transfer its variable life policies not covered by the agreement with Protective Life including your policy, to a new separate account, MONY
America Variable Account K. Accordingly, your assets in investment options through MONY America Variable Account L were transferred to MONY America
Variable Account K. The investment options in MONY America Variable Account L and MONY America Variable Account K are exactly the same. Your account value and your allocations were not changed as a result of this transfer. You did not incur any costs or expenses in connection with this transaction. This transaction had no effect on your policies.

All references in your Prospectus to MONY America Variable Account L are deleted in their entirety and replaced with references to MONY America Variable
Account K, except with respect to the sections "Financial statements" of "MONY
America Variable Account L and MONY America" and "Distribution of the policies".

   Incentive Life Legacy(R) is issued by and is a registered service mark of
             MONY Life Insurance Company of America (MONY America)
 Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC 1290
                  Avenue of the Americas, New York, NY 10104
                                Copyright 2013
          MONY Life Insurance Company of America All rights reserved.

                    MONY LIFE INSURANCE COMPANY OF AMERICA
                1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104
                                (212) 554-1234

 IL Legacy I & II                                           Catalog No. (12/13)
 IM (12/13)                                                             #591071
 IF/NB (AR)

SUPPLEMENT DATED DECEMBER 31, 2013 TO THE    ISSUED BY:
PROSPECTUS DATED DECEMBER 31, 2013 FOR

CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE  MONY LIFE INSURANCE COMPANY OF AMERICA

--------------------------------------------------------------------------------

This Supplement modifies certain information in the above-referenced Prospectus and Statement of Additional Information, dated December 31, 2013, (the
''Prospectus''). You should read this Supplement in conjunction with the
Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the
Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in your prospectus.

AXA Financial Inc. and Protective Life Insurance Company ("Protective Life")
recently entered into an agreement involving the reinsurance of certain policies issued by MONY Life Insurance Company of America (a wholly-owned indirect subsidiary of AXA Financial, Inc.). Your policy to which the
Prospectus relates was not covered by the agreement with Protective Life and, therefore, will not be serviced by Protective Life going forward. As such, MONY
America determined that it would be more administratively and operationally efficient to transfer its variable life policies not covered by the agreement with Protective Life including your policy, to a new separate account, MONY
America Variable Account K. Accordingly, your assets in investment options through MONY America Variable Account L were transferred to MONY America
Variable Account K. The investment options in MONY America Variable Account L and MONY America Variable Account K are exactly the same. Your account value and your allocations were not changed as a result of this transfer. You did not incur any costs or expenses in connection with this transaction. This transaction had no effect on your policies.

 Copyright 2013. MONY Life Insurance Company of America. All rights reserved.

                          1290 Avenue of the Americas
                              New York, NY 10104
                                (212) 554-1234

                   VL MLOA 004 (10/13)                           140575 (10/13)
                                                                        x581964